CONTINENTAL PRECIOUS MINERALS INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923


05007848

April 27, 2005

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-3358

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements and Management Discussion and Analysis for the nine months ended February 28th, 2005 for your public files.

If you have any questions regarding the above, please do not hesitate to give me a call.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Per: Shereen Dorey

/sd

Encls.


2005
SECTION

Continental Precious Minerals Inc.
Management's Discussion and Analysis– Third Quarter ended February 28, 2005

This management discussion and analysis ("MD&A") of results of operations and financial condition of Continental Precious Minerals Inc. ("Continental" or "the Company") describes the operating and audited financial results of the Company for the third quarter ended February 28, 2005 ("third quarter 2005"). The MD&A supplements, but does not form part of the financial statements of the Company and should be read in conjunction with Continental's un-audited consolidated financial statements and related notes for the third quarter 2005 and fiscal 2004 ended May 31, 2004. The Company prepares and files its financial statements in accordance with Canadian generally accepted accounting principles.

This MD&A contains forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business, the energy market and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made.

Date of MD&A

This MD&A was prepared on April 10, 2005.

Overall Performance

Description of the Business

Continental is a junior natural resource and mining company with equity investments in companies involved in exploration, development and production. For the last 17 years, the Company has generally acquired mining properties in areas where mineral exploration has been active. These properties were subsequently either sold or farmed out to other companies with Continental normally retaining a residual interest. During the last seven years, the Company has not been very active in the exploration field.

In the recent fiscal year ended May 2004, Continental made several attempts to acquire mining companies with existing operations. The Company carried out due diligence in the Fall of 2003, on a junior gold mine in South Africa known as the Klip Wall Mine. The mine was in receivership and Continental submitted a bid to acquire the mine, but it was rejected. In March 2004, the Company made a further attempt to acquire a gold deposit in Finland. Continental submitted a letter of intent to the owners, but they have not made a decision on disposing this asset. In June 2004, Continental made on offer on a large-scale, low-grade nickel deposit, also located in Finland, and it was rejected.

Investment in Ekwan Technology Corporation

In March 2000, Continental and several other investors formed a private company called Ekwan Technology Corporation (Ekwan) to develop and exploit an advanced technology known as airborne hyperspectral remote sensing. The technology is especially well suited to mineral exploration, using an instrument known as a hyperspectral imager. The technology consists of sensors mounted in an aircraft - coupled with very robust data acquisition systems and special navigation devices; the sensors produce detailed and precise mineral maps of the measured earth surface. The technology can produce the data required for mineral map images, 2000 feet wide and 100 miles long in an hour. High-quality exploration targets can be obtained in three to four days after the data has been obtained.

Investment in Ekwan Technology Corporation (Continued)

To date, Continental has an equity deficiency of $145,640 related to Ekwan. This investment has produced a proprietary hyperspectral instrument with related specialized software. Ekwan is now operational and preparing to commence a large-scale survey in the states of Nevada, Arizona and New Mexico. An agreement to finance the survey has been signed with an American exploration company, which includes a 20% carried interest in any mineral discovery resulting from the findings of Ekwan technology. Ekwan's objective is to use this technology for its own exploration as well as to provide a service to other companies.

On November 30, 2004, Continental sold its investment in Cambodia Ventures Limited for $100.

Subsequent Events

On March 10, 2005 Continental granted to its directors options to purchase 339,016+ common shares of the Company, exercisable at $0.12, expiring March 10, 2010.

On March 22, 2005 Continental announced that it acquired in the Sweden ten exploration licenses covering seven uranium deposits, which have undergone drill evaluation programs during previous exploration activities that took place 25 years ago. The company plans to commission a National Instrument 43-101 report to be completed in April 2005.

The Company closed a private placement and has issued 2,205,000 common shares for gross proceeds of $278,100. Such shares were issued at a price of $0.12 per share, with the exception of 200,000 common shares which were issued to insiders at a price of $0.1875 per share. The proceeds of the private placement are expected to be used to fund the costs of a NI 43-101 report in respect of the 10 exploration licenses covering seven uranium deposits in Sweden recently acquired by Continental and for general working capital purposes. Edward Godin, the President of Continental, and Patricia Sheahan, a director of Continental, participated in the private placement. Edward Godin, who previously held 1,180,492 common shares (representing 20.4% of the issued and outstanding shares) and stock options for the purchase of 239,825 common shares, now holds 1,280,492 common shares (representing 16% of the issued and outstanding shares) and stock options for the purchase of 239,825 common shares and Ms. Sheahan now holds 115,000 common shares (representing 1.4% of the issued and outstanding shares) and stock options for the purchase of 150,000 common shares.

The common shares issued have a hold period of four months expiring on August 28, 2005. Closing occurred less than 21 days following Continental's announcement of the private placement as all conditions of closing have been satisfied prior to the 21 day period.

Results of Operations

Three Months ended February 28, 2005

Continental's revenue is dependant on the sales of marketable securities of Ekwan Technology and of its exploration data, and on potential future royalties from resource properties, of which there were nil in the three months ended February 28, 2005. The company recorded lower expenses and therefore a lower net loss in the third quarter 2005 compared to the same quarter the previous year. As a mineral exploration company, the Company's expenditures are generally capitalized.

Summary of Quarterly Results

The following tables set out financial performance highlights for previous quarters.

	Third Quarter Feb. 28, 2005	**Second Quarter** Nov.30, 2004	**First Quarter** Aug.31, 2004	**Fourth Quarter** May 31, 2004
Revenue	$ (111)	$ 0	$ 2,281	$ 19,343
Operating expenses	61,544	104,326	71,011	341,835
Operating income (loss)	(61,665)	(104,326)	(68,730)	(322,492)
Recovery of management fees	0	105,000	0	0
Net income (loss)	(61,655)	674	(68,730)	(322,492)
Net income (loss) per share	(0.01)	0.00	(0.01)	(0.06)
Cash flows from (used in) operating activities	(77,255)	(79,781)	(60,107)	(75,543)
Cash and cash equivalents, end of period	201,959	278,402	358,183	444,930
Assets	384,145	455,556	438,839	508,693
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

	Third Quarter Feb. 29, 2004	**Second Quarter** Nov.30, 2003	**First Quarter** Aug.31, 2003	**Fourth Quarter** May 31, 2003
Revenue	$0	$108,899	$35,479	$1,165
Expenses	81,205	64,270	103,636	115,966
Net income (loss)	(81,205)	44,629	(68,157)	(114,801)
Net income (loss) per share	(0.01)	0.01	(0.01)	(0.02)
Cash flows from (used in) operating activities	(78,614)	14,375	(56,739)	(70,772)
Cash and cash equivalents, end of period	493,486	572,100	382,449	188,375
Assets	676,018	762,354	724,223	800,726
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

Nine Months ended February 28, 2005

Net losses incurred during the nine months ended February 28, 2005 were the result of administrative expenses exceeding revenues by a large margin. The resulting negative cash flow reduced quarter-end Cash and cash equivalents and Assets from those recorded in the same periods the previous fiscal year. At this time, Continental management is anticipating a loss from operations, and therefore an ongoing annual deficit.
Nine Months ended February 28, 2005 (Continued)

Nine Months ended February 28, 2005 (Continued)

	Nine months ended Feb.28, 2005	Nine months ended Feb.29, 2004
Revenue	$ 2,170	$ 144,378
Operating expenses	236,881	249,111
Operating income (loss)	(234,711)	(104,733)
Recovery of management fees	105,000	0
Net income (loss)	(129,711)	(104,733)
Net income (loss) per share	(0.02)	(0.00)
Cash flows from (used in) operating activities	(217,143)	(120,978)
Cash and cash equivalents, end of period	201,959	493,486
Assets	384,145	676,018
Long-term liabilities	0	0
Dividends	0	0

Liquidity and Capital Resources

Continental recorded working capital of $221,396 as at February 28, 2005 ($351,107 at fiscal year end May 31, 2004) and cash & cash equivalents of $201,959 ($444,930 at fiscal year end 2004).

At this time the Company is not anticipating a profit from operations, therefore it will rely on its ability to obtain equity or debt financing for long-term growth. The shares that Continental owns in Ekwan may provide a source of liquidity in the event Ekwan becomes a public issuer.

Based on assumptions about future business development, revenues and costs, Continental expects to have sufficient cash reserves to maintain operation throughout fiscal 2005.

Continental currently does not have any credit facilities with financial institutions, but since no significant capital expenditures are planned, management believes that it can continue operations in the short term with the Company's current capital resources.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance-sheet arrangements.

Transactions with Related Parties

Continental's accounts payable at third quarter end included an advance of $6,820 (2003 - $6,82), which is interest free and has no fixed repayment terms, from Ed Godin - the Company's president and a director.

Proposed Transactions

There are no proposed transactions at this time.

Critical Accounting Estimates

Continental did not rely on any critical accounting estimates in the most recent fiscal quarter.

Changes in Accounting Policies

There were no changes to accounting policies in the most recent fiscal quarter.

Financial and Other Instruments

The Company has not made use of any hedging or other financial instruments, and is not exposed to significant interest rate nor credit risks arising from its financial instruments.

Risks and Uncertainties

Continental's business of exploring mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Continental common shares should be considered speculative.

Disclosure of Outstanding Share Data

Continental's common shares trade on the TSX Venture Exchange under the symbol CZQ.H. On April 10, 2005 the Company had 8,001,513 common shares outstanding and 689,825 stock options with exercise prices of $0.10 to $0.15 per share and expiry dates between November 2006 and March 2010.

Additional Information

Additional information relating to Continental is available on the Internet at the SEDAR website located at www.sedar.com.

NOTICE TO SHAREHOLDERS
FOR THE THREE AND NINE MONTHS ENDED
FEBRUARY 28, 2005

CONTINENTAL PRECIOUS MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Continental Precious Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Continental Precious Minerals Inc. have not performed a review of the unaudited financial statements for the three and nine months ended February 28, 2005 and February 29, 2004.

Continental Precious Minerals Inc.

Consolidated Balance Sheets
(Prepared By Management)

	February 28, 2005 (Unaudited)	May 31, 2004 (Audited)
ASSETS		
Current		
Cash	$ 201,959	$ 444,930
Marketable securities	69,319	62,979
Accounts receivable	112,866	783
	384,144	508,692
Resource properties	1	1
	$ 384,145	$ 508,693
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 17,108	$ 27,146
Deficiency in investment	145,640	130,439
	162,748	157,585
Shareholders' equity		
Authorized		
Unlimited number of Class A preference shares, issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance		
Unlimited number of Common shares		
Issued (5,796,513 common shares)	4,293,379	4,293,379
Contributed surplus	21,673	21,673
Deficit	(4,093,655)	(3,963,944)
	221,397	351,108
	$ 384,145	$ 508,693

Continental Precious Minerals Inc.

Consolidated Statements of Operations and Deficit
(Prepared By Management - Unaudited)

	Three Months Ended		Nine Months Ended	
	February 28, 2005	February 29, 2004	February 28, 2005	February 29, 2004
Revenue				
Interest income	$ -	$ -	$ 265	$ 14,615
Gain (loss) on sale of marketable securities	(111)	-	1,905	129,763
	(111)	-	2,170	144,378
Expenses				
Write-down of marketable securities	-	-	21,393	1,510
Management salaries	9,637	31,516	69,637	91,516
Legal and audit	2,310	6,853	3,260	21,603
Shareholder information	2,715	894	4,506	17,225
Directors' fees	-	6,000	22,000	12,000
Travel and business development	27,617	13,699	54,057	45,834
Office and general	6,401	6,198	29,110	12,543
Expense allowance	-	5,957	9,000	15,905
Transfer agent fees	5,488	4,368	8,817	5,437
Share of loss of Ekwan Technology Corporation	7,376	5,720	15,200	25,538
	61,544	81,205	236,980	249,111
Net loss before the following:	(61,655)	(81,205)	(234,810)	(104,733)
Recovery of management fees (Note 7)	-	-	105,000	-
Gain on sale of subsidiary (Note 8)	-	-	99	-
Net loss for the period	(61,655)	(81,205)	(129,711)	(104,733)
Deficit, beginning of period	(4,032,000)	(3,560,247)	(3,963,944)	(3,536,719)
Deficit, end of period	$ (4,093,655)	$ (3,641,452)	$ (4,093,655)	$ (3,641,452)

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows
(Prepared By Management - Unaudited)

	Three Months Ended		Nine Months Ended	
	February 28, 2005	February 29, 2004	February 28, 2005	February 29, 2004
Cash provided by (used in)				
OPERATING ACTIVITIES				
Net loss for the period	$ (61,655)	$ (81,205)	$ (129,711)	$ (104,733)
Adjustments to reconcile net loss to net cash provided by operating activities				
(Gain) loss on sale of marketable securities	111	-	(1,905)	(129,763)
Share of loss of Ekwan Technology Corporation	7,376	5,720	15,200	25,538
Write-down of marketable securities	-	-	21,393	1,510
Changes in non-cash working capital balances				
Accounts receivable	(5,955)	2,002	(112,083)	1,443
Income taxes recoverable	-	-	-	105,002
Accounts payable and accrued liabilities	(17,132)	(5,131)	(10,037)	(19,975)
	(77,255)	(78,614)	(217,143)	(120,978)
INVESTING ACTIVITIES				
Proceeds from sale of marketable securities, net of purchases	812	-	(25,828)	426,089
Change in cash	(76,443)	(78,614)	(242,971)	305,111
Cash, beginning of period	278,402	572,100	444,930	188,375
Cash, end of period	$ 201,959	$ 493,486	$ 201,959	$ 493,486

1. ACCOUNTING POLICIES

Continental Precious Minerals Inc.'s (the "Company" or "Continental") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended February 28, 2005 may not be necessarily indicative of the results that may be expected for the year ending May 31, 2005.

The balance sheet at May 31, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended May 31, 2004. For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended May 31, 2004.

2. STOCK OPTIONS

The continuity of outstanding options for the purchase of common shares of the Company, all of which are exercisable, is as follows:

	NUMBER OF STOCK OPTIONS #	WEIGHTED AVERAGE EXERCISE PRICE $
Opening Balance	480,736	0.13
Options expired	(184,309)	0.15
Ending Balance	296,427	0.11

The following stock options were outstanding as of February 28, 2005:

Number of shares	Expiry Date	Exercise Price ($)
80,000	November 26, 2006	0.15
216,427	December 9, 2007	0.10
296,427		

No stock options were issued during the period.

3. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Nine Months Ended February 28, 2005	Nine Months Ended February 29, 2004
Loss per share, basic	$ (0.02)	$ (0.02)
Loss per share, diluted	$ (0.02)	$ (0.02)
Numerator of basic and diluted loss per share:		
Loss for the period	$ (129,711)	$ (104,733)
Denominators:		
Weighted average number of common shares	5,796,513	5,796,513
Weighted average number of diluted common shares	5,796,513	5,796,513

4. INCOME TAXES

Estimated taxable income for the period is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2004 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

5. RELATED PARTIES NOT DISCLOSED ELSEWHERE

Included in accounts payable is an advance totaling $6,820 (2003 - $6,820) from Ed Godin, the Company's director and President. The advance due to the related party is interest free and has no fixed repayment terms.

6. SEGMENTED INFORMATION

The Company's operations comprise a single reporting operating segment engaged in mineral exploration through investing in resource properties and other companies who are engaged in mineral exploration. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for revenue and loss for the period also represent segment amounts.

All of the Company's operations are located in Canada.

7. RECOVERY OF MANAGEMENT FEES

The President of the Company has committed to returning to the Company $105,000 of management fees which it paid to him from October 2003 to November 2004. The payments to the Company will be on the basis of $2,000 per month to commence on January 30, 2005. As of February 28, 2005, no amount has been repaid.

8. SALE OF SUBSIDIARY

On November 30, 2004, the Company sold its investment in Cambodia Ventures Limited for $100.

9. SUBSEQUENT EVENTS

The Company has granted options to directors to purchase 393,398 common shares of the Company. The options are exercisable at $0.12 expiring on March 10, 2010.

The Company has acquired 10 exploration licenses covering 7 uranium deposits in the Country of Sweden.

The Company closed a private placement and has issued 2,205,000 common shares for gross proceeds of $278,100. Such shares were issued at a price of $0.12 per share, with the exception of 200,000 common shares which were issued to insiders at a price of $0.1875 per share. The proceeds of the private placement are expected to be used to fund the costs of a NI 43-101 report in respect of the 10 exploration licenses covering seven uranium deposits in Sweden recently acquired by Continental and for general working capital purposes. Edward Godin, the President of Continental, and Patricia Sheahan, a director of Continental, participated in the private placement. Edward Godin, who previously held 1,180,492 common shares (representing 20.4% of the issued and outstanding shares) and stock options for the purchase of 239,825 common shares, now holds 1,280,492 common shares (representing 16% of the issued and outstanding shares) and stock options for the purchase of 239,825 common shares and Ms. Sheahan now holds 115,000 common shares (representing 1.4% of the issued and outstanding shares) and stock options for the purchase of 150,000 common shares.

The common shares issued have a hold period of four months expiring on August 28, 2005. Closing occurred less than 21 days following Continental's announcement of the private placement as all conditions of closing have been satisfied prior to the 21 day period.

Supplement to Financial Statements
(Prepared By Management - Unaudited)
Nine months ended February 28, 2005

As of April 10, 2005, the following securities were outstanding:

1) 8,001,513 common shares

2) Stock options

Number of shares	Expiry Date	Exercise Price ($)
80,000	November 26, 2006	0.15
216,427	December 9, 2007	0.10
393,398	March 10, 2010	0.12
689,825		